Cornerstone Investment Capital Holdings Co.

11450 SE Dixie Highway

Hobe Sound, FL 33455

December 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Pamela Long

Re: Cornerstone Investment Capital Holdings Co.

Application for Withdrawal of Registration Statement on Form S-1

(File No. 333-253636)

Dear Ms. Long:

On February 26, 2021, Cornerstone Investment Capital Holdings Co., a Delaware corporation (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-253636) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact the Company’s counsel, David K. Lam of Wachtell, Lipton, Rosen & Katz, at (212) 403-1394 or by email at DKLam@wlrk.com.

Sincerely,

/s/ Robert Greifeld
Robert Greifeld
Chief Executive Officer and Chairman